manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

October 13, 2021

Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:

Re:	Digital Health Acquisition Corp. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 26, 2021 CIK No. 0001864531

Ladies and Gentlemen:

On behalf of our client, Digital Health Acquisition Corp. (the “Company”), we hereby submit a response to a comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated September 20, 2021 (the “Staff’s Letter”) relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 as submitted with the Commission on August 26, 2021. In order to facilitate your review, we have responded, on behalf of the Company, to the Comments set forth in the Staff’s Letter, on a point by point basis. The Comment is set forth below in bold font and our response follows the Comment.

Amendment No. 1 to Draft Registration Statement on Form S-1

Capitalization, page 52

1.	We have considered your response to our prior comment 1. We are unable to agree with your view that the $5 million net tangible limitation provided in your Amended and Restated Certificate of Incorporation qualifies a portion of your redeemable common shares for permanent equity classification in accordance with ASC 480-10-S99-3A for the following reasons:

•    Each redeemable common share is redeemable outside the control of the Company. Such shares will become redeemable either as a result of a business combination or by passage of time.

•   The intention is that in all cases the redeemable common shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.

manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

•   The unit of accounting is the individual share as each share has the right to be redeemed at the holders’ option upon a business combination. While the Company’s Amended and Restated Certificate of Incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders chose to redeem or not redeem.

Please revise your Capitalization table to classify all redeemable common redeemable shares as temporary equity.

Response: The Comment has been received and the Capitalization table has been revised accordingly.

Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas Poletti

Thomas Poletti

cc:	Scott Wolf, Chief Executive Officer

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